Exhibit 99.1

Teva Reports Fourth Quarter and Full Year 2014 Results

  Fourth quarter 2014 revenues of $5.2 billion and full year revenues of $20.3 billion. Excluding the impact of the divestment of the U.S. OTC plants and of foreign exchange fluctuations, both fourth quarter and full year revenues grew 2% organically.
  Fourth quarter 2014 non-GAAP operating income of $1.5 billion, up 10% from the fourth quarter of 2013. GAAP operating income of $0.9 billion, up 68%.
  Full year 2014 non-GAAP operating income of $5.7 billion, up 10% from 2013. GAAP operating income of $4.0 billion, up 140%.
  Fourth quarter 2014 non-GAAP operating income margin of 28.9%, compared to 25.0% in the fourth quarter of 2013. Full year 2014 non-GAAP operating income margin of 28.3% compared to 25.6% in 2013.
  Fourth quarter 2014 GAAP operating income margin of 18.2%, compared to 10.3% in the fourth quarter of 2013. Full year 2014 GAAP operating income margin of 19.5% compared to 8.1% in 2013.
  Fourth quarter 2014 non-GAAP diluted EPS of $1.31, down 8% from the fourth quarter of 2013. GAAP diluted EPS of $0.80, up 78%.
  Full year 2014 non-GAAP diluted EPS of $5.07, up 1% compared to 2013. GAAP diluted EPS of $3.56, up 139%.
  Strong cash flow from operations of $1.8 billion in the fourth quarter of 2014, an increase of 115% compared to the fourth quarter of 2013. Cash flow from operations for the year of $5.1 billion, compared to $3.2 billion in 2013.
  $0.5 billion of share repurchases in the fourth quarter of 2014; 10% increase in quarterly dividend, to NIS 1.33 per share.
  Full year 2015 guidance reaffirmed.

JERUSALEM--(BUSINESS WIRE)--February 5, 2015--Teva Pharmaceutical Industries Ltd. (NYSE:TEVA) today reported results for the quarter and the year ended December 31, 2014.

“In order to take a great leap forward you must first create a solid foundation from which to drive sustainable profitable growth. 2014 was that year for Teva, where we established a stable underlying base from which we will grow in the coming years. We reenergized our business around our core capabilities and growth engines – regaining our leading position in generics; narrowing the focus on core therapeutic areas in specialty; managing the lifecycle of key products; and significantly improving our operating profitability and cash-flow generation,” stated Erez Vigodman, CEO of Teva. “Looking forward, we will create the most competitive operational network in terms of efficiency, scale and capability and are prioritizing the commercial activities in our markets to ensure leadership and profitability. There is great promise in our specialty and generic pipelines with significant output expected already this year. We will take bold steps forward, both organic and inorganic, to position Teva for sustainable, profitable growth, create value for all of our stakeholders and deliver long-term shareholder return.”

Eyal Desheh, Chief Financial Officer of Teva, stated “Throughout the year, Teva placed great emphasis on the optimization of our global portfolio and the ongoing cost containment efforts, which resulted in an overall improvement in our non-GAAP operating margin of approximately 400 basis points. These efforts contributed to the strong financial results in 2014, which included achieving or exceeding the key metrics of our financial guidance. Teva generated an all-time high cash flow from operations, despite currency headwinds that impacted our annual operating profit by more than $120 million, as well as the expected increase in tax expense. We used a portion of these funds to resume our share repurchase program, purchasing $500 million of our stock in the fourth quarter and paying out more than $1.1 billion in dividends during 2014. We have a strong balance sheet with more than $2.6 billion in cash, about $10 billion in debt and a debt-to-EBITDA ratio of 1.67.”

Results for the Fourth Quarter of 2014

Generic Medicines Segment

	Generic Medicines
	Three Months Ended December 31,
	2014		2013
	U.S.$ in millions / % of Segment Revenues

Revenues	$2,469	100.0%	$2,680	100.0%
Gross profit	1,081	43.8%	1,155	43.1%
R&D expenses	133	5.4%	141	5.3%
S&M expenses	387	15.7%	500	18.7%
Segment profit*	$561	22.7%	$514	19.2%

*	Segment profit consists of gross profit, less R&D and S&M expenses related to the segment. Segment profit does not include G&A expenses, amortization and certain other items.
The data presented have been conformed to reflect the revised classification of certain of our products for all periods.

Generic Medicines Revenues

Generic medicines revenues in the fourth quarter of 2014 amounted to $2.5 billion, a decrease of 8%, or 3% in local currency terms, compared to the fourth quarter of 2013.

Generic revenues consisted of:

  U.S. revenues of $1.2 billion, flat compared to the fourth quarter of 2013, as higher sales of omega-3-acid ethyl esters (the generic equivalent of Lovaza®), capecitabine (the generic equivalent of Xeloda®), celecoxib (the generic equivalent of Celebrex®), raloxifene (the generic equivalent of Evista®) and entecavir (the generic equivalent of Baraclude®) were offset by lower revenues of products launched during 2013, mainly niacin ER (the generic equivalent of Niaspan®), following the loss of exclusivity.
  European revenues of $759 million, a decrease of 16%, or 9% in local currency terms, compared to the fourth quarter of 2013. The decrease resulted mainly from our strategy of pursuing profitable and sustainable business in the region, with lower revenues in Germany, France and Spain partially offset by higher revenues in certain other markets. This strategy has led to notable improvements in the profitability of our European generics business.
  ROW revenues of $532 million, a decrease of 12%, but an increase of 1% in local currency terms, compared to the fourth quarter of 2013. The increase in local currency terms was mainly due to higher revenues in Russia and in Latin America, which were largely offset by lower revenues in Japan and Canada.
  API sales to third parties of $178 million (which is included in the market revenues above), an increase of 2%, or 5% in local currency terms, compared to the fourth quarter of 2013.

Generic medicines revenues comprised 48% of our total revenues in the quarter, down from 49% in the fourth quarter of 2013.

Generic Medicines Gross Profit

Gross profit from our generic medicines segment in the fourth quarter of 2014 amounted to $1.1 billion, a decrease of 6%, compared to the fourth quarter of 2013. The lower gross profit was mainly the result of lower revenues, partially offset by higher profitability of products launched in 2014 and of our European portfolio, improved pricing and higher gross profit of our APIs. Gross profit margin for our generic medicines segment in the fourth quarter of 2014 increased to 43.8%, from 43.1% in the fourth quarter of 2013.

Generic Medicines Profit

Profit from our generic medicines segment amounted to $561 million in the fourth quarter of 2014, an increase of 9% compared to $514 million in the fourth quarter of 2013. The increase was primarily due to our lower S&M expenses and lower R&D expenses, partially offset by lower gross profit. Generic medicines profit as a percentage of generic medicines revenues was 22.7% in the fourth quarter of 2014, up from 19.2% in the fourth quarter of 2013.

Specialty Medicines Segment

	Specialty Medicines
	Three Months Ended December 31,
	2014		2013
	U.S.$ in millions / % of Segment Revenues

Revenues	$2,243	100.0%	$2,214	100.0%
Gross profit	1,956	87.2%	1,928	87.1%
R&D expenses	217	9.7%	253	11.4%
S&M expenses	545	24.3%	516	23.3%
Segment profit*	$1,194	53.2%	$1,159	52.3%

*	Segment profit consists of gross profit, less R&D and S&M expenses related to the segment. Segment profit does not include G&A expenses, amortization and certain other items.
The data presented have been conformed to reflect the revised classification of certain of our products for all periods.

Specialty Medicines Revenues

Specialty medicines revenues in the fourth quarter of 2014 amounted to $2.2 billion, an increase of 1%, or 5% in local currency terms, compared to the fourth quarter of 2013. U.S. specialty medicines revenues amounted to $1.6 billion, up 6% compared to the fourth quarter of 2013. European specialty medicines revenues amounted to $448 million, a decrease of 11%, or 3% in local currency terms, compared to the fourth quarter of 2013. ROW specialty medicines revenues amounted to $167 million, down 2%, but up 23% in local currency terms, compared to the fourth quarter of 2013.

Specialty medicines revenues comprised 43% of our total revenues in the quarter, compared to 41% in the fourth quarter of 2013.

The increase in local currency terms of specialty medicines revenues compared to the fourth quarter of 2013 was primarily due to higher sales of our oncology and CNS products, which were partially offset by lower revenues of women’s health products.

The following table presents revenues by therapeutic area and key products for our specialty medicines segment for the three months ended December 31, 2014 and 2013:

	Three Months Ended December 31,		Percentage Change
	2014	2013	2014 - 2013
	U.S. $ in millions
CNS	$1,451	$1,463	(1%)
Copaxone®	1,121	1,142	(2%)
Azilect®	108	98	10%
Nuvigil®	105	76	38%
Oncology	335	269	25%
Treanda®	226	177	28%
Respiratory	252	254	(1%)
ProAir®	120	114	5%
Qvar®	77	89	(13%)
Women's Health	115	134	(14%)
Other Specialty	90	94	(4%)
Total Specialty Medicines	$2,243	$2,214	1%

The data presented have been conformed to reflect the revised classification of certain of our products for all periods.

Global sales of Copaxone® (20 mg/mL and 40 mg/mL), the leading multiple sclerosis therapy in the U.S. and globally, amounted to $1.1 billion, a decrease of 2%, but an increase of 3% in local currency terms, compared to the fourth quarter of 2013.

In the United States, sales of Copaxone® amounted to $835 million, up 4% compared to the fourth quarter of 2013. At the end of the fourth quarter of 2014, according to December 2014 IMS data, our U.S. market shares for the Copaxone® products in terms of new and total prescriptions were 25.9% and 31.5%, respectively. Copaxone® 40 mg/mL accounted for over 60% of total Copaxone® prescriptions.

Sales outside the United States amounted to $286 million, a decrease of 15%, but flat in local currency terms, compared to the fourth quarter of 2013, as higher sales in Russia, due to the timing of a tender in Russia, were offset by lower revenues in other markets.

Our global Azilect® revenues amounted to $108 million, an increase of 10% compared to the fourth quarter of 2013, while global in-market revenues increased 6% to $141 million. The increase in our sales reflects volume growth and a price increase in the United States, as well as volume growth in Europe.

Sales of our oncology products amounted to $335 million in the fourth quarter of 2014, an increase of 25% compared to the fourth quarter of 2013. The increase resulted primarily from higher sales of Treanda®, as well as of our recently launched G-CSF products, Lonquex® and Granix®. Sales of Treanda® amounted to $226 million in the fourth quarter of 2014, compared to $177 million in the fourth quarter of 2013, following the launch of the new liquid formulation of the product in November 2014.

Sales of our respiratory products amounted to $252 million in the fourth quarter of 2014, a decrease of 1% compared to the fourth quarter of 2013. ProAir® revenues amounted to $120 million in the fourth quarter of 2014, up 5% compared to the fourth quarter of 2013, mainly due to volume growth which was partially offset by pricing variances. Qvar® revenues amounted to $77 million in the fourth quarter of 2014, a decrease of 13% compared to the fourth quarter of 2013, due to pricing variances.

Specialty Medicines Gross Profit

Gross profit from our specialty medicines segment amounted to $2.0 billion in the fourth quarter of 2014, up 1% compared to the fourth quarter of 2013.

Gross profit margin for our specialty medicines segment in the fourth quarter of 2014 was 87.2%, compared to 87.1% in the fourth quarter of 2013.

Specialty Medicines Profit

Profit of our specialty medicines segment amounted to $1.2 billion in the fourth quarter of 2014, an increase of 3% compared to the fourth quarter of 2013, due to lower R&D expenses and higher gross profit, which were partially offset by higher S&M expenses in connection with new product launches.

Specialty medicines profit as a percentage of segment revenues was 53.2% in the fourth quarter of 2014, up from 52.3% in the fourth quarter of 2013.

The following tables present details of our multiple sclerosis franchise and of our other specialty medicines for the three months ended December 31, 2014 and 2013:

Multiple Sclerosis
	Three months ended December 31,
	2014		2013
	U.S.$ in millions / % of MS Revenues

Revenues	$1,121	100.0%	$1,142	100.0%
Gross profit	1,002	89.4%	1,017	89.1%
R&D expenses	32	2.9%	22	1.9%
S&M expenses	125	11.2%	147	12.9%
MS profit	$845	75.4%	$848	74.3%

Other Specialty Medicines
	Three months ended December 31,
	2014		2013
	U.S.$ in millions / % of Other Specialty Revenues

Revenues	$1,122	100.0%	$1,072	100.0%
Gross profit	954	85.0%	911	85.0%
R&D expenses	185	16.5%	231	21.5%
S&M expenses	420	37.4%	369	34.4%
Other Specialty profit	$349	31.1%	$311	29.0%

The data presented have been conformed to reflect the revised classification of certain of our products for all periods.

Other Activities

Our OTC revenues related to PGT in the fourth quarter of 2014 amounted to $227 million, compared to $246 million in the fourth quarter of 2013. In local currency terms, revenues grew 9%. The increase in local currency terms was mainly due to higher sales in Russia and Latin America, partially offset by lower sales in Europe.

PGT’s in-market sales amounted to $372 million in the fourth quarter of 2014, a decrease of $35 million compared to the fourth quarter of 2013. In local currency terms, revenues grew 3%. The increase in local currency terms was mainly due to higher sales in Latin America and Asia.

Our revenues from OTC products in the fourth quarter of 2014 amounted to $228 million, a decrease of 28% or 15% in local currency terms. The decline was mainly due to the sale of our U.S. OTC plants, previously purchased from P&G, back to P&G in July 2014.

Other revenues amounted to $228 million in the fourth quarter of 2014, mostly from the distribution of third-party products in Israel and Hungary, up 4% compared to the fourth quarter of 2013.

Key Metrics for the Fourth Quarter 2014

Non-GAAP information: Net non-GAAP adjustments in the fourth quarter of 2014 amounted to $438 million. Non-GAAP net income and non-GAAP EPS for the quarter are adjusted to exclude the following items:

  Amortization of purchased intangible assets totaling $253 million, of which $244 million is included in cost of goods sold and the remaining $9 million in selling and marketing expenses;
  Impairment of long lived assets of $179 million;
  Restructuring and other expenses of $110 million;
  Regulatory actions taken in facilities of $30 million;
  Costs associated with cancellation of R&D projects of $27 million;
  Income in connection with legal settlements and loss contingencies of $44 million; and
  Related tax benefit of $117 million.

Teva believes that excluding such items facilitates investors' understanding of its business. See the attached tables for a reconciliation of the U.S. GAAP results to the adjusted non-GAAP figures.

Exchange rate differences between the fourth quarter of 2014 and the fourth quarter of 2013 decreased our revenues by $277 million and reduced our non-GAAP operating income by $55 million. Our GAAP operating income was reduced by $41 million.

Non-GAAP gross profit was $3.2 billion in the fourth quarter of 2014, down 1% from the fourth quarter of 2013. Non-GAAP gross profit margin was 61.2% in the fourth quarter of 2014, compared to 58.9% in the fourth quarter of 2013. GAAP gross profit was $2.9 billion in the fourth quarter of 2014, flat compared to the fourth quarter of 2013. GAAP gross profit margin was 55.9% in the quarter, compared to 53.3% in the fourth quarter of 2013.

Research and Development (R&D) expenditures (excluding costs associated with cancellation of R&D projects and purchase of in-process R&D) in the fourth quarter of 2014 amounted to $352 million, compared to $409 million, in the fourth quarter of 2013. R&D expenses were 6.8% of revenues in the quarter, compared to 7.5% in the fourth quarter of 2013. R&D expenses related to our generic medicines segment amounted to $133 million in the fourth quarter of 2014, a decrease of 6% compared to $141 million in the fourth quarter of 2013. R&D expenses related to our specialty medicines segment amounted to $217 million in the fourth quarter of 2014, down 14% compared to $253 million in the fourth quarter of 2013, mainly as a result of lower expenses in our non-core therapeutic areas and timing of expenses related to our respiratory pipeline.

Selling and Marketing (S&M) expenditures (excluding amortization of purchased intangible assets) amounted to $997 million, or 19.3% of revenues, in the fourth quarter of 2014, compared to $1.1 billion, or 20.6% of revenues, in the fourth quarter of 2013. S&M expenses related to our generic medicines segment amounted to $387 million in the fourth quarter of 2014, a decrease of 23% compared to $500 million in the fourth quarter of 2013, mainly due to lower royalty payments in the United States and to lower expenses in Europe and Russia. This decrease reflects our ongoing cost reduction efforts. S&M expenses related to our specialty medicines segment amounted to $545 million, an increase of 6% compared to $516 million in the fourth quarter of 2013. The increase was primarily due to higher expenditures related to our launches of DuoResp Spiromax®, Lonquex®, Granix® and Adasuve®, as well as preparation for additional product launches planned for 2015.

General and Administrative (G&A) expenditures amounted to $320 million in the fourth quarter of 2014, or 6.2% of revenues, compared with $316 million, or 5.8% of revenues, in the fourth quarter of 2013.

Quarterly non-GAAP operating income was $1.5 billion in the fourth quarter of 2014, an increase of 10% compared to the fourth quarter of 2013. Quarterly GAAP operating income was $942 million in the fourth quarter of 2014, compared to $560 million in the fourth quarter of 2013.

Non-GAAP financial expenses amounted to $69 million in the fourth quarter of 2014, compared to $55 million in the fourth quarter of 2013. GAAP financial expenses for the fourth quarter of 2014 amounted to $70 million, compared to $59 million in the fourth quarter of 2013.

The provision for non-GAAP tax for the fourth quarter of 2014 amounted to $303 million on pre-tax non-GAAP income of $1.4 billion, for a quarterly tax rate of 21%. The provision for non-GAAP tax in the fourth quarter of 2013 was $91 million on non-GAAP pre-tax income of $1.3 billion, or 7%. GAAP tax expenses for the fourth quarter of 2014 amounted to $186 million on pre-tax income of $872 million, for a quarterly GAAP tax rate of 21%. In the fourth quarter of 2013, tax expenses amounted to $114 million on pre-tax income of $501 million for a quarterly GAAP tax rate of 23%.

The increase in our non-GAAP quarterly tax rate mainly reflects the lapse, in 2013, of our tax exemptions under the previous Israeli tax incentives regime. Our profits in Israel are now generally subject to a tax rate of 9%.

Non-GAAP net income and non-GAAP diluted EPS were $1.1 billion and $1.31, respectively, in the fourth quarter of 2014, a decrease of 7% and 8%, respectively, compared to the fourth quarter of 2013. GAAP net income and GAAP diluted EPS were $687 million and $0.80, respectively, in the fourth quarter of 2014, up 81% and 78%, respectively, compared to $380 million and $0.45, in the fourth quarter of 2013.

Cash flow from operations generated during the fourth quarter of 2014 amounted to $1.8 billion, compared to $0.8 billion in the fourth quarter of 2013. The increase was mainly due to lower payments related to legal settlements. Free cash flow, excluding net capital expenditures amounted to $1.5 billion, compared to $0.5 billion in the fourth quarter of 2013.

Cash and investments at December 31, 2014 amounted to $2.6 billion.

For the fourth quarter of 2014, the weighted average outstanding shares for the fully diluted earnings per share calculation was 861 million on both a GAAP and non-GAAP basis. At December 31, 2014, the outstanding shares for calculating Teva's market capitalization were approximately 852 million.

Shareholders’ equity was $23.4 billion at December 31, 2014, compared to $23.7 billion at September 30, 2014. The decrease primarily reflects a negative impact of $0.6 billion due to currency fluctuations, share repurchases of $0.5 billion and dividend payments of $0.3 billion, partially offset by GAAP net income of $0.7 billion, proceeds from exercise of options of $0.2 billion and $0.1 billion of unrealized gains (net) from derivative financial instruments.

Key Metrics for Full Year 2014

Non-GAAP information: Net non-GAAP adjustments for 2014 amounted to $1.3 billion. Non-GAAP net income and non-GAAP EPS for the year are adjusted to exclude the following items:

  Amortization of purchased intangible assets totaling $1,036 million;
  Impairment of long lived assets of $387 million;
  Restructuring expenses and other expenses of $282 million;
  Costs associated with cancellation of R&D projects of $79 million;
  Regulatory actions taken in facilities of $75 million;
  Branded prescription drug fee of $40 million;
  Income in connection with legal settlements and loss contingencies of $111 million; and
  Related tax benefit of $492 million.

Teva believes that excluding such items facilitates investors' understanding of its business. See the attached tables for a reconciliation of the U.S. GAAP results to the adjusted non-GAAP figures.

Exchange rate differences between 2014 and 2013 decreased our revenues by $346 million and reduced our non-GAAP operating income by $123 million. Our GAAP operating income was reduced by $114 million.

Non-GAAP gross profit of 2014 was $12.1 billion, up 2% from 2013. Non-GAAP gross profit margin was 59.9%, compared to 58.6% in 2013. GAAP gross profit of 2014 was $11.1 billion, up 3% compared to 2013. 2014 GAAP gross profit margin was 54.5%, compared to 52.7% in 2013.

Research and Development (R&D) expenditures (excluding costs associated with cancellation of R&D projects and purchase of in-process R&D) in 2014 amounted to $1.4 billion, a decrease of 1% compared to 2013. R&D expenses were 7.0% of revenues in both years.

Selling and Marketing (S&M) expenditures (excluding amortization of purchased intangible assets and branded prescription drug fee) amounted to $3.8 billion, or 18.7% of revenues, in 2014, compared to $4.0 billion, or 19.9% of revenues, in 2013.

General and Administrative (G&A) expenditures amounted to $1.2 billion, down $22 million compared to 2013, comprising 6.0% of revenues in 2014, compared to 6.1% in 2013.

Non-GAAP operating income in 2014 was $5.7 billion, an increase of 10% compared to 2013. GAAP operating income was $4.0 billion in 2014, compared to $1.6 billion in 2013.

Non-GAAP financial expenses in 2014 amounted to $306 million, compared to $289 million in 2013. GAAP financial expenses for 2014 amounted to $313 million, compared to $399 million in 2013.

The provision for non-GAAP taxes for 2014 amounted to $1.1 billion on pre-tax non-GAAP income of $5.4 billion. The provision for non-GAAP taxes in 2013 was $630 million on pre-tax income of $4.9 billion. The non-GAAP tax rate for 2014 was 20%, as compared to 13% in 2013. GAAP tax expenses in 2014 amounted to $591 million, or 16% of pre-tax income of $3.6 billion. In 2013, we booked a tax benefit in the amount of $43 million, on pre-tax income of $1.3 billion.

2014 Non-GAAP net income and non-GAAP diluted EPS were $4.4 billion and $5.07, respectively, up 2% and 1%, respectively, compared to 2013. 2014 GAAP net income and GAAP diluted EPS were $3.1 billion and $3.56, compared to $1.3 billion and $1.49 in 2013.

Cash flow from operations generated during 2014 amounted to $5.1 billion, compared to $3.2 billion in 2013. Free cash flow, excluding net capital expenditures amounted to $4.3 billion, compared to $2.3 billion in 2013.

The weighted average outstanding shares for the fully diluted earnings per share calculation for 2014 was 858 million on both a GAAP and non-GAAP basis.

Dividend

The Board of Directors, at its meeting on February 3, 2015, declared a cash dividend for the fourth quarter of 2014 of NIS 1.33 per share (approximately 34 cents according to the rate of exchange on February 3, 2015).

The record date will be February 19, 2015, and the payment date will be March 3, 2015. Tax will be withheld at a rate of 15%.

Commencing in April 2015, our dividends will be declared and paid in U.S. dollars.

Annual Report on Form 20-F

Teva will file its Annual Report on Form 20-F with the SEC next week. The report will be available on the company’s website, http://www.tevapharm.com, as well as through the SEC’s website: http://www.sec.gov.

Conference Call

Teva will host a conference call and live webcast to discuss its results for the fourth quarter and full year 2014 and overall business environment on Thursday, February 5, 2015, at 8:00 a.m. EST. A Question & Answer session will follow this discussion.

In order to participate, please dial the following numbers (at least 10 minutes before the scheduled start time): United States 1-866-434-1115; Canada 1-866-992-3607 International +44(0) 1452-589509; Israel 1-809-441425; passcode: 66308620.

A live webcast of the call will also be available on Teva's website at: http://ir.tevapharm.com. Please log in at least 10 minutes prior to the conference call in order to download the applicable audio software.

Following the conclusion of the call, a replay of the webcast will be available within 24 hours on the Company's website. The replay can also be accessed until March 12, 2015, 10:00 a.m. ET by calling United States 1-866-247-4222; Canada 1-866-878-9237 or International +44(0) 1452 550000; passcode: 66308620.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva's net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

Teva's Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially Copaxone® (including competition from orally-administered alternatives, as well as from potential purported generic equivalents) and our ability to migrate users to our new 40 mg/mL version; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Consolidated Statements of Income
(U.S. dollars in millions, except share and per share data)

		Three months ended		Year ended
		December 31,		December 31,
		2014	2013	2014	2013
		Unaudited	Unaudited	Audited	Audited
Net revenues		5,168	5,430	20,272	20,314
Cost of sales		2,279	2,536	9,216	9,607
Gross profit		2,889	2,894	11,056	10,707
Research and development expenses		379	411	1,488	1,427
Selling and marketing expenses		1,006	1,132	3,861	4,080
General and administrative expenses		320	316	1,217	1,239
Impairments, restructuring and others		286	460	650	788
Legal settlements and loss contingencies		(44)	15	(111)	1,524
Operating income		942	560	3,951	1,649
Financial expenses – net		70	59	313	399
Income before income taxes		872	501	3,638	1,250
Income taxes		186	114	591	(43)
Share in (income) loss of associated companies – net		(8)	10	5	40
Net income		694	377	3,042	1,253
Net income (loss) attributable to non-controlling interests		7	(3)	(13)	(16)
Net income attributable to Teva		687	380	3,055	1,269

Earnings per share attributable to Teva:	Basic ($)	0.80	0.45	3.58	1.49
	Diluted ($)	0.80	0.45	3.56	1.49
Weighted average number of shares (in millions):	Basic	854	847	853	849
	Diluted	861	848	858	850

Non-GAAP net income attributable to Teva:*		1,125	1,205	4,351	4,255

Non-GAAP earnings per share attributable to Teva:*	Basic ($)	1.32	1.42	5.10	5.01
	Diluted ($)	1.31	1.42	5.07	5.01

Weighted average number of shares (in millions):	Basic	854	847	853	849
	Diluted	861	848	858	850

*	See reconciliation attached.

Condensed Consolidated Balance Sheets
(U.S. dollars in millions)
(Audited)

	December 31,
	2014	2013
ASSETS
Current assets:
Cash and cash equivalents	2,226	1,038
Accounts receivable	5,408	5,338
Inventories	4,371	5,053
Deferred income taxes	993	1,084
Other current assets	1,398	1,207
Total current assets	14,396	13,720
Other non-current assets	1,569	1,696
Property, plant and equipment, net	6,535	6,635
Identifiable intangible assets, net	5,512	6,476
Goodwill	18,408	18,981
Total assets	46,420	47,508

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	1,761	1,804
Sales reserves and allowances	5,849	4,918
Accounts payable and accruals	3,171	3,317
Other current liabilities	1,508	1,926
Total current liabilities	12,289	11,965
Long-term liabilities:
Deferred income taxes	1,101	1,247
Other taxes and long-term liabilities	1,109	1,273
Senior notes and loans	8,566	10,387
Total long-term liabilities	10,776	12,907
Equity:
Teva shareholders’ equity	23,313	22,565
Non-controlling interests	42	71
Total equity	23,355	22,636
Total liabilities and equity	46,420	47,508

Condensed Consolidated Cash Flow
(U.S. Dollars in millions)

	Three months ended		Year ended
	December 31,		December 31,
	2014	2013	2014	2013
	Unaudited	Unaudited	Audited	Audited
Operating activities:
Net income	694	377	3,042	1,253
Net change in operating assets and liabilities	507	359	290	968
Items not involving cash flow	551	80	1,795	1,016

Net cash provided by operating activities	1,752	816	5,127	3,237

Net cash used in investing activities	(347)	(316)	(1,450)	(1,147)

Net cash used in financing activities	(593)	(619)	(2,375)	(3,883)

Translation adjustment on cash and cash equivalents	(59)	9	(114)	(48)

Net change in cash and cash equivalents	753	(110)	1,188	(1,841)

Balance of cash and cash equivalents at beginning of period	1,473	1,148	1,038	2,879

Balance of cash and cash equivalents at end of period	2,226	1,038	2,226	1,038

Non GAAP reconciliation items
(U.S. Dollars in millions)

	Three months ended		Year ended
	December 31,		December 31,
	2014	2013	2014	2013
	Unaudited	Unaudited	Audited	Audited
Amortization of purchased intangible assets - under cost of sales	244	298	1,000	1,136
Impairment of long-lived assets	179	329	387	524
Restructuring and other expenses	107	131	263	264
Legal settlements and loss contingencies	(44)	15	(111)	1,524
Costs related to regulatory actions taken in facilities - under cost of sales	30	5	75	43
Costs associated with cancellation of R&D projects	27	-	79	-
Amortization of purchased intangible assets - under selling and marketing expenses	9	15	36	44
Accelerated depreciation	2	3	12	9
Financial expense	1	4	7	110
Branded prescription drug fee	-	-	40	-
Purchase of research and development in process	-	2	-	5
Corresponding tax effect	(117)	23	(492)	(673)

Reconciliation between Net Income attributable to Teva and Earnings per share as reported under US GAAP to Non-GAAP Net Income attributable to Teva and Earnings per share

		Year ended December 31, 2014				Year ended December 31, 2013
		Audited, U.S. dollars and shares in millions (except per share amounts)
		GAAP	Non-GAAP Adjustments	Non- GAAP	% of Net Revenues	GAAP	Non-GAAP Adjustments	Non- GAAP	% of Net Revenues

	Gross profit (1)	11,056	1,087	12,143	59.9%	10,707	1,188	11,895	58.6%
	Operating income (1)(2)	3,951	1,781	5,732	28.3%	1,649	3,549	5,198	25.6%
	Net income attributable to Teva (1)(2)(3)	3,055	1,296	4,351	21.5%	1,269	2,986	4,255	20.9%
	Earnings per share attributable to Teva - diluted (4)	3.56	1.51	5.07		1.49	3.52	5.01

(1)	Amortization of purchased intangible assets		1,000				1,136
	Costs related to regulatory actions taken in facilities		75				43
	Accelerated depreciation		12				9
	Gross profit adjustments		1,087				1,188

(2)	Legal settlements and loss contingencies		(111)				1,524
	Impairment of long-lived assets		387				524
	Restructuring and other expenses		382				269
	Amortization of purchased intangible assets		36				44
			694				2,361

	Operating income adjustments		1,781				3,549

(3)	Tax effect and other items		(492)				(673)
	Financial expense		7				110

	Net income adjustments		1,296				2,986

(4)

The weighted average number of shares was 858 and 850 million for the year ended December 31, 2014 and 2013, respectively. Non-GAAP earnings per share can be reconciled with GAAP earnings per share by dividing each of the amounts included in footnotes 1-3 above by the applicable weighted average share number.

Reconciliation between Net Income attributable to Teva and Earnings per share as reported under US GAAP to Non-GAAP Net Income attributable to Teva and Earnings per share

		Three months ended December 31, 2014				Three months ended December 31, 2013
		Unaudited, U.S. dollars and shares in millions (except per share amounts)
		GAAP	Non-GAAP Adjustments	Non-GAAP	% of Net Revenues	GAAP	Non-GAAP Adjustments	Non-GAAP	% of Net Revenues

	Gross profit (1)	2,889	276	3,165	61.2%	2,894	306	3,200	58.9%
	Operating income (1)(2)	942	554	1,496	28.9%	560	798	1,358	25.0%
	Net income attributable to Teva (1)(2)(3)	687	438	1,125	21.8%	380	825	1,205	22.2%
	Earnings per share attributable to Teva - Diluted (4)	0.80	0.51	1.31		0.45	0.97	1.42

(1)	Amortization of purchased intangible assets		244				298
	Costs related to regulatory actions taken in facilities		30				5
	Accelerated deprecation		2				3
	Gross profit adjustments		276				306

(2)	Impairment of long-lived assets		179				329
	Restructuring and other expenses		134				133
	Amortization of purchased intangible assets		9				15
	Legal settlements and loss contingencies		(44)				15
			278				492

	Operating profit adjustments		554				798

(3)	Tax effect and other items		(117)				23
	Financial expense		1				4
	Net income adjustments		438				825

(4)	The weighted average number of shares was 861 and 848 million for the three months ended December 31, 2014 and 2013, respectively. Non-GAAP earnings per share can be reconciled with GAAP earnings per share by dividing each of the amounts included in footnotes 1-3 above by the applicable weighted average share number.

Segment Information

	Generic Medicines
	Three months ended December 31,				Percentage Change
	2014		2013		2014 - 2013
	Unaudited, U.S.$ in millions / % of Segment Revenues

Revenues	2,469	100.0%	2,680	100.0%	(8%)
Gross Profit	1,081	43.8%	1,155	43.1%	(6%)
R&D Expenses	133	5.4%	141	5.3%	(6%)
S&M Expenses	387	15.7%	500	18.7%	(23%)
Segment Profit*	561	22.7%	514	19.2%	9%

	Specialty Medicines
	Three months ended December 31,				Percentage Change
	2014		2013		2014 - 2013
	Unaudited, U.S.$ in millions / % of Segment Revenues

Revenues	2,243	100.0%	2,214	100.0%	1%
Gross Profit	1,956	87.2%	1,928	87.1%	1%
R&D Expenses	217	9.7%	253	11.4%	(14%)
S&M Expenses	545	24.3%	516	23.3%	6%
Segment Profit*	1,194	53.2%	1,159	52.3%	3%

* Segment profit consists of gross profit, less S&M and R&D expenses related to the segment. Segment profit does not include G&A expenses, amortization and certain other items.
The data presented has been conformed to reflect the revised classification of certain of our products for all periods.

Segment Information

	Generic Medicines
	Year ended December 31,				Percentage Change
	2014		2013		2014 - 2013
	Audited, U.S.$ in millions / % of Segment Revenues

Revenues	9,814	100.0%	9,902	100.0%	(1%)
Gross Profit	4,247	43.3%	4,079	41.2%	4%
R&D Expenses	517	5.3%	492	5.0%	5%
S&M Expenses	1,582	16.1%	1,919	19.4%	(18%)
Segment Profit*	2,148	21.9%	1,668	16.8%	29%

	Specialty Medicines
	Year ended December 31,				Percentage Change
	2014		2013		2014 - 2013
	Audited, U.S.$ in millions / % of Segment Revenues

Revenues	8,560	100.0%	8,388	100.0%	2%
Gross Profit	7,457	87.1%	7,274	86.7%	3%
R&D Expenses	881	10.3%	883	10.5%	§
S&M Expenses	2,001	23.4%	1,864	22.2%	7%
Segment Profit*	4,575	53.4%	4,527	54.0%	1%

* Segment profit consists of gross profit, less S&M and R&D expenses related to the segment. Segment profit does not include G&A expenses, amortization and certain other items.
The data presented has been conformed to reflect the revised classification of certain of our products for all periods.
§ Less than 0.5%.

Additional information

	Multiple Sclerosis
	Three months ended December 31,				Percentage Change
	2014		2013		2014 - 2013
	Unaudited, U.S.$ in millions / % of MS Revenues

Revenues	1,121	100.0%	1,142	100.0%	(2%)
Gross profit	1,002	89.4%	1,017	89.1%	(1%)
R&D expenses	32	2.9%	22	1.9%	45%
S&M expenses	125	11.2%	147	12.9%	(15%)
MS profit	845	75.4%	848	74.3%	§

	Other Specialty
	Three months ended December 31,				Percentage Change
	2014		2013		2014 - 2013
	Unaudited, U.S.$ in millions / % of Other Specialty Revenues

Revenues	1,122	100.0%	1,072	100.0%	5%
Gross profit	954	85.0%	911	85.0%	5%
R&D expenses	185	16.5%	231	21.5%	(20%)
S&M expenses	420	37.4%	369	34.4%	14%
Other Specialty profit	349	31.1%	311	29.0%	12%

The data presented has been conformed to reflect the revised classification of certain of our products for all periods.
§ Less than 0.5%.

Additional information

	Multiple Sclerosis
	Year ended December 31,				Percentage Change
	2014		2013		2014 - 2013
	Audited, U.S.$ in millions / % of MS Revenues

Revenues	$4,237	100.0%	$4,328	100.0%	(2%)
Gross profit	3,794	89.5%	3,867	89.3%	(2%)
R&D expenses	97	2.3%	81	1.9%	20%
S&M expenses	514	12.1%	514	11.9%	§
MS profit	3,183	75.1%	3,272	75.6%	(3%)

	Other Specialty
	Year ended December 31,				Percentage Change
	2014		2013		2014 - 2013
	Audited, U.S.$ in millions / % of Other Specialty Revenues

Revenues	$4,323	100.0%	$4,060	100.0%	6%
Gross profit	3,663	84.7%	3,407	83.9%	8%
R&D expenses	784	18.1%	802	19.8%	(2%)
S&M expenses	1,487	34.4%	1,350	33.3%	10%
Other Specialty profit	1,392	32.2%	1,255	30.9%	11%

The data presented has been conformed to reflect the revised classification of certain of our products for all periods.
§ Less than 0.5%.

Reconciliation of our segment profit
to consolidated income before income taxes

	Three months ended December 31,
	2014	2013

	Unaudited, U.S.$ in millions

Generic medicine profit	561	514
Specialty medicine profit	1,194	1,159
Total segment profit	1,755	1,673
Profit of other activities	61	1
Total profit	1,816	1,674
Amounts not allocated to segments:
Amortization	253	313
General and administrative expenses	320	316
Impairments, restructuring and others	286	460
Legal settlements and loss contingencies	(44)	15
Other unallocated amounts	59	10

Consolidated operating income	942	560
Financial expenses - net	70	59
Consolidated income before income taxes	872	501

Reconciliation of our segment profit
to consolidated income before income taxes

	Year ended December 31,
	2014	2013

	Audited, U.S.$ in millions

Generic medicines profit	2,148	1,668
Specialty medicines profit	4,575	4,527
Total segment profit	6,723	6,195
Profit of other activities	226	242
Total profit	6,949	6,437
Amounts not allocated to segments:
Amortization	1,036	1,180
General and administrative expenses	1,217	1,239
Impairments, restructuring and others	650	788
Legal settlements and loss contingencies	(111)	1,524
Other unallocated amounts	206	57

Consolidated operating income	3,951	1,649
Financial expenses - net	313	399
Consolidated income before income taxes	3,638	1,250

Revenues by Activity and Geographical Area
(Unaudited)

	Three Months Ended December 31,		Percentage Change	Percentage Change
	2014	2013	2014 - 2013	2014 - 2013
	U.S. $ in millions			in local currencies
Generic Medicine
United States	$1,178	$1,175	§	§
Europe*	759	902	(16%)	(9%)
Rest of the World	532	603	(12%)	1%
Total Generic Medicine	2,469	2,680	(8%)	(3%)
Specialty Medicine
United States	1,628	1,540	6%	6%
Europe*	448	503	(11%)	(3%)
Rest of the World	167	171	(2%)	23%
Total Specialty Medicine	2,243	2,214	1%	5%
Other Revenues
United States	2	72	(97%)	(97%)
Europe*	180	194	(7%)	3%
Rest of the World	274	270	1%	17%
Total Other Revenues	456	536	(15%)	(4%)
Total Revenues	$5,168	$5,430	(5%)	§

* All members of the European Union, Switzerland, Norway, Albania and the countries of former Yugoslavia.
The data presented has been conformed to reflect the revised classification of certain of our products for all periods.
§ Less than 0.5%.

Revenues by Activity and Geographical Area
(Audited)
	Year Ended December 31,		Percentage Change	Percentage Change
	2014	2013	2014 - 2013	2014 - 2013
	U.S. $ in millions			in local currencies
Generic Medicines
United States	$4,418	$4,172	6%	6%
Europe*	3,148	3,362	(6%)	(7%)
Rest of the World	2,248	2,368	(5%)	4%
Total Generic Medicines	9,814	9,902	(1%)	1%
Specialty Medicines
United States	6,110	6,025	1%	1%
Europe*	1,898	1,854	2%	2%
Rest of the World	552	509	8%	23%
Total Specialty	8,560	8,388	2%	3%
Other Revenues
United States	106	264	(60%)	(60%)
Europe*	777	772	1%	2%
Rest of the World	1,015	988	3%	9%
Total Other Revenues	1,898	2,024	(6%)	(3%)
Total Revenues	$20,272	$20,314	§	1%

* All members of the European Union, Switzerland, Norway, Albania and the countries of former Yugoslavia.
The data presented has been conformed to reflect the revised classification of certain of our products for all periods.
§ Less than 0.5%.

Revenues by Product line
(Unaudited)

	Three Months Ended December 31,		Percentage Change
	2014	2013	2014 - 2013
	U.S. $ in millions

Generic Medicine	$2,469	$2,680	(8%)
API	178	175	2%
Specialty Medicine	2,243	2,214	1%
CNS	1,451	1,463	(1%)
Copaxone®	1,121	1,142	(2%)
Azilect®	108	98	10%
Nuvigil®	105	76	38%
Oncology	335	269	25%
Treanda®	226	177	28%
Respiratory	252	254	(1%)
ProAir®	120	114	5%
Qvar®	77	89	(13%)
Women's Health	115	134	(14%)
Other Specialty	90	94	(4%)
All Others	456	536	(15%)
OTC	228	316	(28%)
Other Revenues	228	220	4%
Total	$5,168	$5,430	(5%)

The data presented has been conformed to reflect the revised classification of certain of our products for all periods.

Revenues by Product line
(Audited)

	Year Ended December 31,		Percentage Change
	2014	2013	2014 - 2013
	U.S. $ in millions

Generic Medicines	$9,814	$9,902	(1%)
API	724	727	§
Specialty Medicines	8,560	8,388	2%
CNS	5,575	5,545	1%
Copaxone®	4,237	4,328	(2%)
Azilect®	428	371	15%
Nuvigil®	388	320	21%
Oncology	1,180	1,005	17%
Treanda®	767	709	8%
Respiratory	957	964	(1%)
ProAir®	478	429	11%
Qvar®	286	328	(13%)
Women's Health	504	510	(1%)
Other Specialty	344	364	(5%)
All Others	1,898	2,024	(6%)
OTC	996	1,165	(15%)
Other Revenues	902	859	5%
Total	$20,272	$20,314	§

The data presented has been conformed to reflect the revised classification of certain of our products for all periods.
§ Less than 0.5%.

CONTACT:
Teva Pharmaceutical Industries Ltd.
IR Contacts:
Kevin C. Mannix, United States, 215-591-8912
Ran Meir, United States, 215-591-3033
Tomer Amitai, Israel, 972 (3) 926-7656
or
PR Contacts:
Iris Beck Codner, Israel, 972 (3) 926-7246
Denise Bradley, United States, 215-591-8974